05038712

SECU... ...SSION
Washington, D.C. 20549

RECEIVED MAR 01 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 185

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GulfStar Group I, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Suite 3800
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen A. Lasher and/or Stewart Cureton (713) 300-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/05 CS

OATH OR AFFIRMATION

I, Stewart Cureton, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GulfStar Group I, Ltd, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELINDA A. HIEBERT
Notary Public, State of Texas
My Commission Expires
June 29, 2008

Melinda A Hiebert
Notary Public

[signature]
Signature

Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harper & Pearson Company Certified Public Accountants
Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 11, 2005

Partners
GulfStar Group I, Ltd. and Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedules of GulfStar Group I, Ltd. (the Partnership) and Subsidiary for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Partners
GulfStar Group I, Ltd.
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of GulfStar Group I, Ltd. (the Partnership) and Subsidiary as of December 31, 2004 and the related consolidated statement of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GulfStar Group I, Ltd. and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 11, 2005

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS

Cash and cash equivalents	$ 412,329
Investment securities, at estimated fair value - not readily marketable	4,393,715
TOTAL ASSETS	$ 4,806,044

LIABILITIES AND CAPITAL

Minority interest in subsidiary	$ 176,099
Partners' capital	4,629,945
TOTAL LIABILITIES AND CAPITAL	$ 4,806,044

The accompanying notes are an integral part of the financial statements.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions and retainer	$ 75,000
Unrealized gain on investment securities	245,000
Investment income	340,472
Total Revenues	660,472
Expenses	
Management fees	119,177
Licenses and registration	22,566
Professional fees	23,175
Other	493
Total Expenses	165,411
Income Before Minority Interest	495,061
Minority Interest in subsidiary net income	(176,051)
Net Income	$ 319,010

The accompanying notes are an integral part of the financial statements.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

	General Partner	Limited Partners	Total
Balance, December 31, 2003	$ (89)	$ 2,098,844	$ 2,098,755
Contributions	-	2,212,180	2,212,180
Net income	3,190	315,820	319,010
Balance, December 31, 2004	$ 3,101	$ 4,626,844	$ 4,629,945

The accompanying notes are an integral part of the financial statements.

	2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 75,000
Royalty income	340,472
Cash paid for management fees and expenses	(165,411)
Net cash provided by operating activities	250,061
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	2,212,180
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(2,247,939)
NET INCREASE IN CASH AND CASH EQUIVALENTS	214,302
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	198,027
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 412,329
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 319,010
Unrealized gain on investment securities	(245,000)
Minority interest in subsidiary net income	176,051
Net cash provided by operating activities	$ 250,061

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – GulfStar Group I, Ltd. (a Texas limited partnership) ("the Partnership") located in Houston, Texas is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(ii). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – The unclassified consolidated statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Private placement fees are revenue earned from the private placement of equity and debt securities. The revenues are recognized at closing or when earned.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the individual income tax returns of the partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments – The Partnership holds various non-marketable securities through its subsidiary, GulfStar Merchant Banking. All securities are value at estimated fair value at December 31, 2004, as determined by management.

Estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation - The majority owned subsidiary is consolidated in the financial statements. All intercompany activity and balances have been eliminated in consolidation. Consolidation of the limited partnership interest is the result of same management control of the operations of both entities.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. GulfStar Investment of Nevada Inc. and IBC Subsidiary Corporation own 29.997% and 69.993% in limited partnership interests, respectively. The Partnership will remain in existence until December 31, 2050.

A limited partnership agreement (Merchant Banking Partnership) was entered into effective October 2, 2000, by GulfStar Group GP, LLC, as general partner, owning a 0.01% interest, GulfStar Investment of Nevada, Inc. and the Partnership as the limited partners, owning a 29.997% and 69.993% interest, respectively to create GulfStar Merchant Banking, Ltd. GulfStar Merchant Banking Ltd. was organized (i) to buy, hold, and otherwise invest in securities which, in the general partner's sole discretion, are suitable for the Merchant Banking Partnership and to thereafter dispose of the same; (ii) to receive, hold and dispose of noncash compensation item's; (iii) to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to securities held or owned by the Merchant Banking Partnership; (iv) to enter into, make, and perform all contracts and other undertakings; and (v) to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing. The Merchant Banking Partnership shall continue until August 31, 2050 unless sooner terminated in accordance with any provision of the Agreement. As of December 31, 2004 the Partnership has funded 100% of the Merchant Banking Partnership capital contributions.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

Effective January 1, 2001 the Partnership earns revenues solely from the private placement of, or the investment in, equity and debt securities. The Partnership will utilize the services of GulfStar II, Ltd. (GulfStar II) (an affiliated company) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership pays GulfStar II a management fee, payable quarterly in arrears or at such other times as the parties may mutually agree. Fees are based on a percentage of private placement fee revenues and a specific allocation of incremental overhead.

Effective August 1, 2004, the management fees were payable in monthly increments. Total fees, paid by the Partnership, pursuant to the agreement were $119,177 for the year ended December 31, 2004. Effective August 1, 2004 GulfStar II also agreed to pay the Partnership a retainer fee on a monthly basis. Total retainer fees received by the Partnership were $25,000 for the year ended December 31, 2004.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate to indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004, or in the procedures followed in making the periodic computation required. At December 31, 2004, the Partnership had net capital of $26,114, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was zero. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balance, which was $412,369 at December 31, 2004 is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk.

The Partnership holds various investments which are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the consolidated statement of financial condition.

NOTE F CONSOLIDATED SUBSIDIARY

The following is a summary of financial information of the Partnership's consolidated subsidiary, GulfStar Merchant Banking, Ltd. as of December 31, 2004:

Cash	$ 386,215
Investments	4,393,715
Total Assets	$ 4,779,930
Partners' Capital	$ 4,779,930

The accounts of the subsidiary are not included in the computation of the Partnership's net capital under Rule 15c3-1.

NOTE G INVESTMENT SECURITIES

Investment securities represent investments in senior subordinated notes, common stock and partnership interests. The investment securities, all of which are not readily marketable, are carried at estimated fair value as determined by management. The cost and fair market value of investment securities is as follows:

	Cost	Fair Value
Saber Petroleum	$ 2,000,000	$ 2,000,000
Barret Kendall 12% SSN	500,000	500,000
J&R Founder's Fund	200,000	245,000
CAIC Holding Company, Inc.	775	775
RIMCO Production Company	1,035,760	1,647,940
Total Investment	$ 3,736,535	$ 4,393,715

The Partnership is committed to invest another $200,000 in J&R Founder's Fund during 2005.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL	
Total partners' capital qualified for net capital	$ 4,806,044
Total capital and allowable subordinated liabilities	4,806,044
Deductions and/or charges	
Nonallowable assets:	
Securities not readily marketable	(4,393,715)
Other	(386,215)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	26,114
Haircuts on securities	-
Net capital	$ 26,114
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 21,114
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.